

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48912

> **Re: Neogen Corporation**
> **Registration Statement on Form S-4**
> **Filed March 17, 2022**
> **File No. 333-263667**

Dear Mr. Adent:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 17, 2022

Cover Page

1. Please revise the cover page to disclose the SpinCo Cash Payment, as disclosed in the Q&A on page 15.

Questions and Answers About the Exchange Offer and the Transactions, page 5

2. Revise to prominently disclose that the contemplated Separation, Distribution and Merger of the Food Safety Business is structured as a Reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the Food Safety Business for 3M and 3M stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.

Summary , page 19

3.   Revise to clarify that you have summarized all material conditions to the exchange offer and merger in the summary. For example, briefly describe the "other customary conditions," or clarify that they are not material.

4.   We note your disclosure on page 31 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell Lipton and Weil, respectively. Please clarify here and elsewhere, as appropriate, the conditions to the merger that may be waived. We note your disclosure on page 20 that 3M may waive any of the conditions of the exchange offer. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the registration statement.

5.   Please include a summary of the Food Safety Business. Include in your revisions that the Food Safety Business has historically operated as part of 3M's Healthcare Business Group, as referenced on page 104.

Interest of Certain Persons in the Transactions, page 29

6.   Please revise to clarify what interests the officers and directors of the various involved entities may have in the transactions or benefits they may receive from the transactions that differ from those of 3M or Neogen shareholders generally.

Debt Financing Arrangements, page 31

7.   Please clarify if the terms of the Permanent Financing will become known prior to the time Neogen shareholders are asked to approve the Share Issuance Proposal.

Summary Risk Factors, page 31

8.   Revise the Summary Risk Factors to more specifically explain the risks to Neogen of the limited resources transferred pursuant to the agreements with 3M and Neogen's reliance on transition services, as outlined in the risk factors beginning on page 57 and discussed on page 84.

Risk Factors
Risks Related to the Combined Company's Business Following the Transactions
The combined company will be subject risks relating to international operations...., page 52

9.   We note your disclosure that Neogen has discontinued sales into Russia. To the extent material, please describe with greater specificity the current and anticipated impact of the ongoing conflict in Ukraine on your business, including giving consideration to availability of materials, cost of materials, costs and risks associated with your supply chain, impact on margins and on your customers. Additionally, please place your

discussion of foreign currency risk on page 54 in appropriate context with reference to foreign currencies in which material operations are transacted and/or denominated.

Information about the Food Safety Business
Competition, page 82

10. Revise to provide disclosure regarding the Food Safety Business's competitive conditions that are material to an understanding of its business. Refer to Item 101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act Release No. 10825 (Oct. 8, 2020), "Modernization of Regulation S-K Items 101, 103 and 105."

Intellectual Property, page 82

11. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.

Working Capital, page 82

12. You state, "the Food Safety Business's high margin, supported by strong recurring revenue of consumables, generates sufficient cash flow from operations to support its business needs." Clarify this disclosure in light of any known trends or other events that are reasonably likely to cause a material change in the relationship between costs and revenues, including the contemplated transactions. Similarly, please expand your discussion on page 106 to explain your material Research and Development activities. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

Environmental and Regulatory Considerations, page 83

13. Please revise to include a description of governmental regulations applicable to your business, including the material provisions of each regulation you briefly mention in this section. To the extent applicable, please disclose the effects of the Food and Drug Administration regulations on your business, including any requirement for FDA approval of your products.

Human Capital, page 83

14. Clarify whether all of the 470 Food Safety Business employees will be employed by Neogen after the separation and merger transactions are complete, including the impact of any transition periods following the merger. For example, in the next section, you discuss that the Food Safety Business uses several 3M sites around the world that will not transfer as part of the transaction, and that 3M has agreed to provide transition services. In this section, it appears you have not addressed the impact of the merger. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Information Of Neogen and The Food Safety Business, page 86

15.   Disclose here that the contemplated Separation, Distribution and Merger transactions are structured as a Reverse Morris Trust transaction. In Note 1 to the pro forma financial statements, further explain what a Reverse Morris Trust transaction is and describe the tax consequences and their impact, if any, to the pro forma financial statements.

Notes To The Unaudited Pro Forma Condensed Combined Financial Information
1) Description of Transaction, page 87

16.   As discussed in the explanatory note, 3M will determine whether the shares of Garden SpinCo common stock will be distributed to 3M stockholders in a pro rata distribution or an exchange offer. You disclose that currently an exchange offer (split-off) is assumed. Revise your disclosure here as well as your Accounting Treatment section on page 142 to explain the accounting treatment for other scenarios, such as by pro rata distribution, as well as the potential Clean-Up Spin-Off scenario. In addition, disclose the potential impact of the various scenarios contemplated on your pro forma presentation.

2) Basis of Presentation, page 91

17.   You noted that no Autonomous Entity Adjustments have been made to the pro forma presentation as you are unable to estimate the additional costs based on information received to date. However, at closing, you will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business. Please tell us the extent you expect to include these Autonomous Entity Adjustments prior to effectiveness.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business, page 104

18.   We note your disclosure on page 50 that COVID-19 has resulted in raw material price inflation as well as supply chain constraints and disruptions. Please revise to discuss whether increased costs of raw materials and/or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

19.   We note your disclosure on page 58 that Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business' products. Please discuss Neogen's estimated costs and timeline to establish alternative manufacturing capacity.

The Transactions
Background of the Transactions, page 113

20.   Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the Neogen board or management in connection with the proposed transactions.

21.   The disclosure in this section indicates 3M engaged a financial advisor, but we note that 3M did not obtain a fairness opinion. Please revise the disclosure on pages 128-29 or elsewhere, as appropriate, to further explain how the 3M board determined that the Transactions were fair to, and in the best interests, of 3M and its shareholders without a fairness opinion. Please expand the risk factors to describe the risks of 3M not obtaining a fairness opinion.

22.   Revise the background section throughout to disclose what other potential alternatives the Neogen board considered in order to grow and enhance Neogen's business, and at what point other strategic alternatives were eliminated from consideration. For example, disclose the number and type of strategic alternatives Mr. Adent presented to the Neogen board at the December 5, 2019 meeting. Clarify whether the purpose of the meeting that day was to choose from among the potential alternatives presented. Provide similar disclosure for the board's February 6 and April 2 Board meetings, as well as any board meetings not specifically mentioned by date in this section.

23.   Revise the background section generally to indicate who acted as the "representatives of Neogen" and "representatives of 3M." For example, if they were financial advisors or members of the management team, so state.

24.   Disclose the agreement in principal with respect to certain material economic terms included in the exclusivity agreement executed on October 3, 2021. After that agreement, revise the discussion to explain and quantify how the negotiations evolved regarding the transition agreements. Please also address in this section, if material, negotiations concerning assets, such as manufacturing facilities, that would be included in the Separation or Asset Purchase. Please also revise the discussion concerning the November 16, 2021 board meeting to describe the nature of the adjustments to the 3M Food Safety Business projections.

Opinion of Neogen's Financial Advisor
Selected Public Comparable Companies Analysis, page 132

25.   Please revise to disclose the operational, business and/or financial characteristics that were the selection criteria for inclusion in Centerview's selected comparable public companies analysis.

Certain Projections, page 134

26.   Revise the heading of this section and any related disclosure to clarify that you have disclose all material projections shared between the parties. In each case where you describe the Neogen Projections, the Neogen Reforecasted Food Safety Projections and the 3M Food Safety Projections, revise to explain the material assumptions underlying the projections and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the projections rather than merely list factors that could impact the figures presented.

Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger, page 139

27.   Please ensure that you have included the information required by Form S-4 Item 18(a)(7) for each person who will serve as a director or an executive officer of Neogen after the consummation of the transactions and file any consents as required by Securities Act Rule 438.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 203

28.   We note that you have provided a summary of the tax consequences "in general." Revise to state the material tax consequences of the transactions as the opinion of named counsel. Refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty.

29.   On page 205, you state that the disclosure is "for general information only and is not tax advice"and on page 207 you state that investors should "consult their own tax advisors as to the specific tax consequences of the distribution and the merger to that stockholder . . . including the effect of any U.S. federal tax laws and changes in applicable tax laws." Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Exhibits

30.   Confirm that the "form of" material agreements in the Exhibits index will be replaced with final, signed agreements in a pre-effective amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Aiello, Esq.